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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

ANNUAL AU
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 35941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackstone Advisory Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Partners of
Blackstone Advisory Partners L.P.

345 Park Avenue, 16th Floor
New York, NY 10154

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Blackstone Advisory Partners LP ("the Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Form SIPC-7T. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (checks and bank statements) noting no differences.
2. Compared the total revenue amounts of the Form X-17A-5 for the year ended December 31, 2009, less revenues on the Financial and Operational Combined Uniform Single (FOCUS) for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $57,874.
3. Compared any adjustments in Form SIPC-7T with supporting schedules and working papers (FOCUS) noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (FOCUS, checks, and bank statements) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been to you.

This is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

Blackstone Advisory Partners L.P.
SIPC Fee Worksheet
April 1 - December 31, 2009

SIPC 7T CALCULATION - DECEMBER 31, 2009

2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		237,861,880
2b	Additions:		
2b(1)	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
2b(2)	Net loss from principal transactions in securities in trading accounts.		
2b(3)	Net loss from principal transactions in securities in commodities in trading accounts.		
2b(4)	Interest and dividend expense deducted in determining item 2a.		
2b(5)	Net loss from management of or participation in the underwriting or distribution of securities.		
2b(6)	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
2b(7)	Net loss from securities in investment accounts.		
	Total additions		-
2c.	Deductions:		
2c(1)	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
2c(2)	Revenues from commodity transactions.		
2c(3)	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
2c(4)	Reimbursements for postage in connection with proxy solicitation.		
2c(5)	Net gain from securities in investment accounts.		
2c(6)	100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
2c(7)	Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
2c(8)	Other revenue not related either directly or indirectly to the securities business.		
2c(9)(i)	Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		
2c(9)(ii)	40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		
	Greater of line (i) or (ii)		
	Total deductions		-
2d.	SIPC Net Operating Revenues		237,861,880
2e.	General Assessment @ .0025		594,655

2. A.	General Assessment	594,655
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	165,772
D.	Assessment balance due or (overpayment)	428,883

Accrual Booked by Entity	428,501
(Over) / Under Accrued	382